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SUPPL


06014427

June 13, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUN 14 2006
WASH. D.C.
SECTION

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Arcelor has published an information document on its website relating to the Arcelor-Severstal merger.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami Toutounji

Enclosure
cc: Regis Ramseyer
Arcelor SA

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

Press release

arcelor

Arcelor issues an information document relating to the Arcelor-Severstal merger

Luxembourg, June 13th, 2006 - Arcelor informs its shareholders that it has published an information document relating to the Arcelor-Severstal merger on the Group's website www.arcelor.com (under Investor Relations/News).

In order to ensure that shareholders express a fully-informed opinion on this proposed merger, the document published by Arcelor describes the following:

- the terms of the planned merger between Arcelor and Severstal, announced on May 26th, 2006,
- the joint industrial project of Arcelor and Severstal,
- a description of Severstal's assets,
- elements used for the valuation of Severstal and, in particular, its mining assets,
- comparative data on the Arcelor-Severstal merger and the Arcelor-Mittal Steel combination

This document is an integral part of the information campaign that Arcelor intends to launch in order to ensure that its shareholders are fully informed on the merits of the Arcelor-Severstal merger.

In addition, Severstal is preparing an information memorandum that will provide a detailed description of the assets that will be contributed to Arcelor in the Arcelor-Severstal merger, which will be made available to Arcleor shareholders when ready.


SEC MAIL PROCESSING
RECEIVED
JUN 14 2006
WASH. D.C. 192 SECTION

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.For more information visit www.arcelor.com

Corporate Communications
E-mail: press@arcelor.com
Spain
Investor Relations
E-mail: investor.relations@arcelor.com